DEL AM 1 DELAYING AMENDMENT

VIA EDGAR

Chris Dunham

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549



In re:  REIT Investments, LLC

Registration on Form S-11

File No. 333-256195



Dear Mr. Dunham:



Please accept this letter as an amendment to the Registration Statement on

Form S-11 (File No. 333-256195) filed with the Securities and Exchange

Commission initially on February 26, 2021, and again on May 17, 2021, to include the delaying amendment language required by Rule 473 of the

Securities Act of 1933, as amended, as follows:



The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.





REIT Investments, LLC sincerely requests that I be contacted directly at 404-419-7113 or shannan@sscollier.com with any questions or comments.





Very truly yours,



/s/ Shannan Collier Stalvey



Shannan Collier Stalvey, Esq.



cc:	Lon Passoff (via electronic mail)